

January 22, 2021

Ilan Daskal
Chief Financial Officer
BIO-RAD LABORATORIES, INC.
1000 Alfred Nobel Drive
Hercules, California 94547

> **Re: BIO-RAD LABORATORIES, INC.**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed March 2, 2020**
> **File No. 001-07928**

Dear Mr. Daskal:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences